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                                                                     EXHIBIT 2.1

                            STOCK PURCHASE AGREEMENT

                                     between

                            COLLEGIATE PACIFIC INC.,

                                       and

                               KENNETH L. CARAVATI

                                       and

                               C. MICHAEL CARAVATI

                                 Effective as of
                                  July 23, 2004

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                                TABLE OF CONTENTS

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                                                                                   Page
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ARTICLE 1.        DEFINITIONS...................................................     1

         1.1.     Definitions...................................................     1

ARTICLE 2.        PURCHASE AND SALE OF SHARES...................................     1

         2.1.     Purchase and Sale.............................................     1
         2.2.     Purchase Price................................................     1
         2.3.     Purchase Price Adjustments....................................     2
         2.4.     Payment of Purchase Price.....................................     3

ARTICLE 3.        CLOSING.......................................................     4

         3.1.     Closing.......................................................     4
         3.2.     Closing Deliveries of Buyer...................................     4
         3.3.     Closing Deliveries of the Selling Stockholders................     4

ARTICLE 4.        REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS....     6

         4.1.     Organization and Authority....................................     6
         4.2.     Subsidiaries..................................................     6
         4.3.     Capital Structure.............................................     6
         4.4.     No Conflict or Violations.....................................     6
         4.5.     Consents......................................................     6
         4.6.     Title to Shares...............................................     7
         4.7.     Financial Statements..........................................     7
         4.8.     Absence of Undisclosed Liabilities............................     7
         4.9.     Absence of Changes............................................     7
         4.10.       Accounts Receivable; Inventories...........................     8
         4.11.       Litigation.................................................     8
         4.12.       Compliance.................................................     8
         4.13.       Taxes......................................................     8
         4.14.       Environmental Matters......................................     9
         4.15.       Contracts..................................................     9
         4.16.       Insurance..................................................    10
         4.17.       Assets.....................................................    10
         4.18.       Intellectual Property......................................    10
         4.19.       Employment Arrangements....................................    10
         4.20.       Employee Benefit Plans.....................................    11
         4.21.       Customers and Suppliers....................................    12
         4.22.       Brokers....................................................    12
         4.23.       Dealings with Affiliates...................................    12
         4.24.       Projections................................................    12
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         4.25.       Systems Performance........................................    12
         4.26.       Securities Laws Matters....................................    13
         4.27.       Disclosure.................................................    13

ARTICLE 5.        REPRESENTATIONS AND WARRANTIES OF THE BUYER...................    13

         5.1.     Organization, Standing and Power..............................    13
         5.2.     Capitalization................................................    13
         5.3.     Authority.....................................................    14
         5.4.     No Conflicts or Violations....................................    14
         5.5.     Consents......................................................    14
         5.6.     Litigation....................................................    14
         5.7.     SEC Filings...................................................    14
         5.8.     Brokers.......................................................    15
         5.9.     Disclosure....................................................    15

ARTICLE 6.        COVENANTS AND AGREEMENTS......................................    15

         6.1.     Registration Statement........................................    15
         6.2.     Listing.......................................................    18
         6.3.     Public Information............................................    18
         6.4.     Notification of Certain Matters...............................    19
         6.5.     Stock Options.................................................    19
         6.6.     401(k) Plan...................................................    19
         6.7.     Employee Matters..............................................    19
         6.8.     Tax Matters...................................................    19
         6.9.     Noncompetition; Nonsolicitation...............................    20

ARTICLE 7.        INDEMNIFICATION...............................................    22

         7.1.     Indemnification of Buyer......................................    22
         7.2.     Indemnification of Selling Stockholders.......................    22
         7.3.     Defense of Third-Party Claims.................................    22
         7.4.     Direct Claims.................................................    23
         7.5.     Escrow........................................................    23
         7.6.     Limitations...................................................    23
         7.7.     Instructions to Escrow Agent..................................    24
         7.8.     Tax Treatment.................................................    24

ARTICLE 8.        GENERAL PROVISIONS............................................    25

         8.1.     Survival of Representations, Warranties, and Covenants........    25
         8.2.     No Waiver Relating to Claims for Fraud........................    25
         8.3.     Amendment and Modification....................................    25
         8.4.     Waiver of Compliance..........................................    25
         8.5.     Specific Performance..........................................    25
         8.6.     Severability..................................................    26
         8.7.     Expenses and Obligations......................................    26
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         8.8.     Notices.......................................................    26
         8.9.     Assignment....................................................    27
         8.10.       Counterparts...............................................    27
         8.11.       Entire Agreement...........................................    28
         8.12.       Governing Law; Choice of Forum.............................    28
         8.13.       Headings...................................................    28

APPENDIX A - Certain Defined Terms

SCHEDULES

2          Selling Stockholders
3.3(d)     Dividends and Distributions
4.1        Foreign Qualification of the Company
4.2        Ownership Interests in Other Entities
4.3        Repurchase Obligations of the Company
4.4        Conflicts and Violations
4.5        Consents
4.7(a)     Financial Statements of the Company
4.7(b)     Exceptions to Financial Statements of the Company
4.8        Undisclosed Liabilities
4.9        Changes Since the Date of the Most Recent Balance Sheet
4.11       Litigation
4.13       Taxes
4.13(c)    Acquisitions Related to Tax Matters
4.14       Environmental Matters
4.15       Material Contracts
4.16       Insurance
4.17       Ownership of Assets
4.19       Employees
4.20       Employee Benefit Plans
4.21       Customers and Suppliers
4.25       Systems Performance
6.5        Stock Options
6.8(f)     Fair Market Value of the Assets

EXHIBITS

Exhibit A - Form of Promissory Note
Exhibit B - Escrow Agreement
Exhibit C - Form of Legal Opinion (counsel to the Buyer)
Exhibit D - Form of Legal Opinion (counsel to the Company and the Selling Stockholders)
Exhibit E - Employment Agreements
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                                      iii
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                            STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT (this "AGREEMENT") is entered into effective as of the 23rd day of July, 2004, between COLLEGIATE PACIFIC INC., a Delaware corporation ("BUYER"), and KENNETH L. CARAVATI and C. MICHAEL CARAVATI (the "SELLING STOCKHOLDERS").

                                R E C I T A L S:

      WHEREAS, Buyer desires to purchase from the Selling Stockholders, and the Selling Stockholders desire to sell to Buyer, all of the outstanding shares of Class A Common Stock, par value $100.00 per share, and all of the outstanding shares of Class B Common Stock, par value $100.00 per share (collectively, the "COMPANY COMMON STOCK"), of Dixie Sporting Goods Co., Inc., a Virginia corporation (the "COMPANY") (such common shares being referred to herein as the "SHARES");

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                             ARTICLE 1. DEFINITIONS

      1.1. Definitions. The capitalized terms used in this Agreement will have the meanings set forth in Appendix A hereto.

                     ARTICLE 2. PURCHASE AND SALE OF SHARES

      2.1. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 3.1), each Selling Stockholder shall sell to Buyer, and Buyer shall purchase from each Selling Stockholder, all of the Shares on the Closing Date, free and clear of all Liens.

      2.2. Purchase Price. The aggregate purchase price payable to the Selling Stockholders in consideration for the sale of the Shares (the "PURCHASE PRICE") shall be an amount equal to the Closing Payment and the Earnout Payment.

            (a) The "CLOSING PAYMENT" shall be equal to (i) $4,000,000 (as adjusted pursuant to Section 2.3 below); (ii) 148,662 fully paid and non-assessable shares of common stock, $0.01 par value per share, of Buyer ("BUYER COMMON STOCK"), and (iii) promissory notes in the form attached as Exhibit A in the aggregate principal amount of $500,000 (the "NOTES").

            (b) The "EARNOUT PAYMENT" shall be payable only in the event Net Income of the Company during the Earnout Period exceeds $807,000 and shall be equal to the lesser of:

                  (i) $1,000,000, in the event the Net Income during the Earnout Period exceeds $2,386,000; and

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                  (ii)  $1,000,000 multiplied by the quotient of (x) the amount by which Net Income during the Earnout Period exceeds $807,000, divided by (y) $1,579.000.

      The Earnout Payment will be due and payable on March 31, 2006, or as soon as practical after (but in no event later than 60 days after) the Net Income of the Company during the Earnout Period or the Net Income of the Company for such Period reaches $2,386,000, whichever is the first to occur. Selling Stockholders shall be entitled to the Earnout Payment if Net Income for the Earnout Period reaches $2,386,000 at any time during the Earnout Period, regardless of fluctuations in Net Income after such time. Net Income for the Earnout Period shall be calculated on a quarterly basis (except that the first quarterly period shall consist of the two months ended September 30, 2004). Buyer shall maintain separate books and records for the Company for the entire Earnout Period and the Selling Stockholders shall have reasonable access to such books and records until March 31, 2006, or such later time as any disputes with respect to the Earnout Payment have been resolved, at all reasonable times and in a manner so as not to interfere with the normal business operations of the Company.

            (c) The Purchase Price shall be allocated between the Selling Stockholders in accordance with the Percentage Interest set forth opposite each Selling Stockholder's name on Schedule 2.

      2.3.  Purchase Price Adjustments.

            (a) At the Closing, Buyer shall withhold $100,000 of the cash portion of the Purchase Price (the "HOLDBACK AMOUNT") pending the final determination of the June 30 Stockholders' Equity.

            (b) If the June 30 Stockholders' Equity is below $3,400,000 by more than $400,000 (i.e., less than $3,000,000), such shortfall amount in excess of $400,000 being referred to herein as the "PURCHASE PRICE ADJUSTMENT AMOUNT," the Purchase Price will be decreased by the Purchase Price Adjustment Amount. For illustration purposes, if June 30 Stockholders' Equity is $2,900,000, the Purchase Price Adjustment Amount would be $100,000.

            (c) Within 45 days after the Closing, Buyer will furnish the Selling Stockholders with (i) a balance sheet for the Company as of June 30, 2004, (the "JUNE BALANCE SHEET"), (ii) a statement of June 30 Stockholders' Equity, and (iii) a calculation of the Purchase Price Adjustment Amount. The June Balance Sheet shall be prepared in accordance with GAAP, applied in a manner consistent with the preparation of the Most Recent Balance Sheet (as defined in Section 4.7), and shall fairly present the financial position of the Company as of June 30, 2004. The Selling Stockholders shall have a period of 15 business days after receipt of Buyer's calculation of the Purchase Price Adjustment Amount to notify Buyer of their election to accept or reject (and in the case of a rejection, there shall be included in such notice the reasons for such rejection in reasonable detail) the calculation of the

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      Purchase Price Adjustment Amount. In the event no notice is received by
      Buyer during such 15 business day period, the calculation of the Purchase Price Adjustment Amount shall be deemed accepted by the Selling Stockholders and final and binding on the parties.

            (d) In the event the Selling Stockholders timely reject the calculation of the Purchase Price Adjustment Amount, Buyer and the Selling Stockholders will promptly (and in any event within 20 business days following the date upon which the Selling Stockholders rejected the calculation of the Purchase Price Adjustment Amount) attempt to make a joint determination of the Purchase Price Adjustment Amount. If Buyer and the Selling Stockholders are able to jointly determine the Purchase Price Adjustment Amount, any required adjustment to the Purchase Price resulting therefrom will be made immediately after such determination and will be final and binding on the parties. In the event Buyer and the Selling Stockholders are unable to agree upon the final determination of the calculation of the Purchase Price Adjustment Amount as herein provided within such 20 business day period, the parties shall select a nationally recognized accounting firm within 10 business days thereof to resolve only the specific issue or issues in dispute, which accounting firm shall be jointly selected by the parties, or if the parties are unable to agree upon an accounting firm, selected by lot (the "INDEPENDENT FIRM"). The Independent Firm shall resolve the disputed issue or issues within 20 business days of its selection, and such determination of the disputed issue or issues by the Independent Firm shall be final and binding on the parties. The Independent Firm will allocate its costs and expenses in reviewing the issue or issues in dispute to Buyer and the Selling Stockholders based on the percentage determined by dividing (i) that portion of the contested amount not awarded to such party, by (ii) the amount actually contested by the parties. For example, if Buyer claims that June 30 Stockholders' Equity should be $1,000 lower, and the Selling Stockholders contest only $500 of the amount claimed by Buyer, and if the dispute is ultimately resolved by the Independent Firm by lowering June 30 Stockholders' Equity by $800, the costs and expenses of the Independent Firm will be allocated 60% (i.e., 300 / 500) to the Selling Stockholders and 40% (i.e., 200 / 500) to Buyer.

            (e)   If there is no Purchase Price Adjustment Amount pursuant to
      Section 2.3(b), Buyer shall pay the Holdback Amount to the Selling Stockholders within five days after the June 30 Stockholders' Equity is finally determined as above. If the Purchase Price is decreased pursuant to Section 2.3(b), Buyer shall apply the Holdback Amount to pay the Purchase Price Adjustment Amount and pay the remainder of the Holdback Amount, if any, to the Selling Stockholders within five days after the June 30 Stockholders' Equity is finally determined as above. In the event the Purchase Price Adjustment Amount exceeds $100,000, the Selling Stockholders shall, within five days after notice from Buyer, pay Buyer the difference between (x) the Purchase Price Adjustment Amount, and (y) $100,000.

      2.4. Payment of Purchase Price. At the Closing, Buyer shall pay the Purchase Price to the Selling Stockholders as follows:

            (a) Buyer shall pay $4,000,000, less the Holdback Amount, to the Selling Stockholders by wire transfer of immediately available funds to accounts designated by the Selling Stockholders;

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            (b)   Buyer shall cause its transfer agent to issue in the name of the Selling Stockholders that number of fully paid and non-assessable shares of Buyer Common Stock as determined under Section 2.2, (i) deposit 9,910 shares of Buyer Common Stock (the "ESCROW STOCK") into an escrow account subject to the escrow agreement (the "ESCROW AGREEMENT") substantially in the form of Exhibit B hereto, and (ii) deliver the remainder of such shares of Buyer Common Stock to the Selling Stockholders; and

            (c)   Buyer shall deliver the Notes to the Selling Stockholders.

      Buyer shall retain the Holdback Amount until the determination of the Purchase Price Adjustment Amount and deliver such Holdback Amount in accordance with Section 2.3(e).

                               ARTICLE 3. CLOSING

      3.1. Closing. The sale and delivery of the Shares to Buyer, the payment of the Purchase Price to the Selling Stockholders, and the consummation of the other respective obligations of the parties contemplated by this Agreement (the "CLOSING") shall take place at the offices of Vinson & Elkins L.L.P., in Dallas, Texas, at 10:00 a.m. on July 30, 2004, or at such other earlier time and place as may be mutually agreed upon (the "CLOSING Date").

      3.2.  Closing Deliveries of Buyer. At the Closing:

            (a)   Buyer will pay the Purchase Price in accordance with Section
      2.4.

            (b) The Buyer shall deliver to the Selling Stockholders a certificate by the secretary of Buyer certifying the Certificate of Incorporation and Bylaws of Buyer, the resolutions adopted by the directors of Buyer in connection with this Agreement, and the incumbency of certain officers of Buyer.

            (c) The Selling Stockholders shall receive from Vinson & Elkins L.L.P., special counsel to Buyer, an opinion dated the Closing Date, in substantially the form attached as Exhibit C.

            (d) The Company shall execute and deliver, and Buyer shall acknowledge its obligations under, the employment agreements substantially in the form of Exhibits E-1 and E-2 hereto.

            (e) The Buyer shall execute the Escrow Agreement in substantially the form of Exhibit B hereto.

      3.3.  Closing Deliveries of the Selling Stockholders. At the Closing:

            (a) The Selling Stockholders will deliver or cause to be delivered to Buyer the certificates representing the Shares duly endorsed in blank or together with duly executed stock powers in favor of Buyer.

            (b) The Selling Stockholders shall furnish Buyer with evidence satisfactory to Buyer of the consent or approval of each person that is a party to a Material Contract

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      (including evidence of the payment or any required payment) and whose consent or approval shall be required to permit the consummation of the transactions contemplated hereby or to prevent a breach of such Contract or the creation of a right to terminate such Contract, and such consent or approval shall be in form and substance reasonably satisfactory to Buyer.

            (c)   The Selling Stockholders shall deliver to Buyer a certificate of the secretary of the Company certifying the Articles of Incorporation and Bylaws of the Company, any resolutions adopted by the directors or stockholders of the Company in connection with this Agreement, the incumbency of certain officers of the Company and the jurisdictions in which the Company is qualified to conduct business.

            (d) The Selling Stockholders shall deliver to Buyer a certificate certifying that, except as listed on Schedule 3.3(d), no dividend or distribution in respect of any capital stock of the Company has been declared, set aside or paid since March 31, 2004, that no redemption, purchase or other acquisition of any of the Company's securities has occurred since March 31, 2004, and that the Company has contributed $30,000 to the Company's 401(k) Plan matching contributions made by employees of the Company during the period beginning January 1, 2004 and ending June 30, 2004.

            (e) The Selling Stockholders shall deliver to Buyer certificates issued by the appropriate Governmental Entities evidencing the good standing of the Company as a corporation organized under the laws of the state or as a foreign corporation authorized to do business under the laws of the jurisdictions listed in the schedules hereto, including with respect to the payment of all Taxes, in each case as of a date not more than 15 days prior to the Closing Date.

            (f) Buyer shall receive from Troutman Sanders LLP, counsel to the Selling Stockholders, an opinion dated the Closing Date, in substantially the form attached as Exhibit D.

            (g) The Selling Stockholders shall each execute and deliver an employment agreement substantially in the form of Exhibits E-1 and E-2 hereto (the "EMPLOYMENT AGREEMENTS").

            (h) The Selling Stockholders shall each execute the Escrow Agreement in substantially the form of Exhibit B hereto.

            (i) Each Selling Stockholder shall deliver a certificate of non-foreign status which meets the requirements of Treasury Regulation
      Section 1.14452(b)(2).

            (j) The Selling Stockholders shall furnish Buyer with such other and further documents and certificates, including certificates of the Company's officers and others, as Buyer shall reasonably request to consummate the transactions contemplated by this Agreement.

                                       5
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     ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

      Each Selling Stockholder, jointly and severally, represents and warrants to Buyer as of the date hereof as follows:

      4.1. Organization and Authority. The Company is validly existing as a corporation in good standing under the laws of the Commonwealth of Virginia and has all power and authority to own and operate its properties and to carry on its business as currently conducted, and is duly qualified and in good standing in each state listed on Schedule 4.1, which states represent every jurisdiction where the failure to be so qualified would have a Material Adverse Effect on the Company. The Selling Stockholders have delivered to Buyer true and complete copies of the Articles of Incorporation, Bylaws, minute books and stock issuance and transfer records of the Company. The Company is not in violation of any provisions of its Articles of Incorporation or Bylaws, except where such violation has not resulted in or could not reasonably be expected to result in a Material Adverse Effect.

      4.2. Subsidiaries. The Company does not own, directly or indirectly, any subsidiaries or, except as listed on Schedule 4.2, own or have the right, or obligation, pursuant to a contract or otherwise, to acquire any capital stock, equity interest or other similar investment in any corporation, partnership, joint venture, association, limited liability company, trust or other entity.

      4.3. Capital Structure. The authorized capital stock of the Company consists of 50 shares of Class A Common Stock of the Company, all of which are issued and outstanding, and 450 shares of Class B Common Stock, all of which are issued and outstanding. All of the outstanding shares of Company Common Stock are owned by the Selling Stockholders and are validly issued, fully paid and non-assessable. Except as listed on Schedule 4.3, there is no authorized or outstanding option, subscription, warrant, right (preemptive or other), commitment or other agreement obligating the Company to repurchase, issue or transfer any shares of Company Common Stock or any securities convertible into or exchangeable for any shares of Company Common Stock.

      4.4.  No Conflict or Violations. Subject to the Consents described on
Schedule 4.5 and except as otherwise provided on Schedule 4.4, the execution and delivery of this Agreement by the Selling Stockholders do not, and the performance by the Selling Stockholders of their obligations hereunder will not
(a) conflict with or violate in any material respect any term or provision of any Applicable Law or any writ, judgment, decree or injunction applicable to the Company or to the Selling Stockholders or by which any of their properties is bound or subject, (b) conflict with or result in a violation or breach of any of the provisions of the Articles of Incorporation or the Bylaws of the Company, or
(c) result in a material breach of, or constitute a material default under, any Material Contract to which the Company is a party or by which any of its properties is bound or subject.

      4.5. Consents. The execution and delivery by the Selling Stockholders of this Agreement do not, and the consummation of the transactions contemplated hereby will not, require the Consent of any person except for the Consents listed on Schedule 4.5.

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      4.6.  Title to Shares. The Selling Stockholders own, beneficially and of record and free and clear of any Lien, all of the Shares. Upon the sale of the Shares to Buyer at the Closing, Buyer will acquire the legal and beneficial interest in all of the Shares free and clear of any Lien.

      4.7. Financial Statements. Attached as Schedule 4.7(a) are the unaudited balance sheet and statements of operation and cash flows of the Company as of the last regular business day of December, 2001, 2002 and 2003 and for the 12-month periods then ended and its unaudited balance sheet as of March 31, 2004 (the "MOST RECENT BALANCE SHEET") and its unaudited statements of operations and cash flow for the three-month period then ended (collectively, the "FINANCIAL STATEMENTS"). Except as set forth on Schedule 4.7(b), the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved (except to the extent required by changes in GAAP) and the Financial Statements present fairly in all material respects the financial condition and operating results and cash flows of the Company in accordance with GAAP as of the dates, and for the periods, indicated in the Agreement, subject in the case of the March 31, 2004 statements to normal year-end audit adjustments.

      4.8. Absence of Undisclosed Liabilities. There are no liabilities or obligations of any nature (fixed, absolute, accrued, contingent or otherwise) of the Company except (a) those reflected in the Most Recent Balance Sheet, (b) those set forth in Schedule 4.8, and (c) those incurred in the Ordinary Course of Business since the date of the Most Recent Balance Sheet, which individually or in the aggregate have not resulted in or could not reasonably be expected to result in a Material Adverse Effect.

      4.9. Absence of Changes. Except as disclosed in Schedule 4.9, since the date of the Most Recent Balance Sheet, the Company has conducted its business only in the Ordinary Course of Business and there has not been (a) any event or circumstance that has had or could reasonably be expected to have a Material Adverse Effect on the Company, (b) any material change by the Company in its accounting methods, principles or practices, (c) any entry by the Company or the Selling Stockholders into any commitment or transaction material to the Company, except in the Ordinary Course of Business or except in connection with the negotiation and execution and delivery of this Agreement and the other Transaction Documents, (d) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of the Company's securities,
(e) any material increase in, amendment to, or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, (f) granted any increase in compensation, bonus or other benefits payable to the employees of the Company, except for increases occurring in the Ordinary Course of Business, (g) paid any bonus to the directors, officers or employees of the Company except for bonuses accrued on the Most Recent Balance Sheet, (h) any incurrence, assumption or guaranty of any indebtedness by the Company, or the grant of any Lien on the material Assets of the Company to secure any indebtedness, (i) any sale or transfer of any material Assets of the Company other than in the Ordinary Course of Business, or (j) any loan, advance or Investment in any person by the Company (excluding any loan, advance or capital contribution to, or investment in, the Company).

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      4.10. Accounts Receivable; Inventories. The accounts receivable of the
Company are valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services or other business transactions in the Ordinary Course of Business, and are not subject to valid defenses, set-offs or counterclaims; provided that, without limiting the representation made in the following sentence, neither Selling Stockholder makes any representation or warranty regarding the collectibility of any such account receivable. The allowances for collection losses associated with such accounts receivable reflected on the Company's books have been determined in accordance with GAAP and are consistent with past practice. The inventories reflected on the Most Recent Balance Sheet and held by the Company on the date hereof do not include any items that are not usable or saleable in the Ordinary Course of Business of the Company or are obsolete or discontinued items. Such inventories have been reflected on the Most Recent Balance Sheet at the lower of cost or market value (taking into account the usability or salability thereof) in accordance with GAAP. Since the date of the Most Recent Balance Sheet, inventories of raw materials, supplies and products have been purchased by the Company in the Ordinary Course of Business, and the volumes of purchases thereof and orders therefor have not been materially changed in anticipation of the transactions contemplated by this Agreement. The Selling Stockholders do not have any Knowledge of any conditions materially affecting the supply of materials or products available to the Company, and, to the Knowledge of the Selling Stockholders, the consummation of the transactions contemplated hereby will not materially adversely affect any such supply.

      4.11. Litigation. Schedule 4.11 sets forth a true and complete list of all Orders involving the Company since January 1, 1999. Except as disclosed in
Schedule 4.11, there is no Claim pending, or to the Knowledge of the Selling Stockholders, threatened against the Company nor is there any reasonable basis therefor.

      4.12. Compliance. The Company has complied in all material respects with all Applicable Laws and no Claim has been made or, to the Knowledge of the Selling Stockholders, threatened against the Company alleging any material failure so to comply.

      4.13. Taxes.

            (a) Except as disclosed on Schedule 4.13: (i) all material Tax Returns required to be filed by the Company have been duly and timely filed and all such Tax Returns are true, correct and complete in all material respects, (ii) none of such Tax Returns are now under audit or examination by any Governmental Entity, (iii) all Taxes owed by the Company that are or have become due have been timely paid in full, (iv) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any such Tax Return or the assessment or collection of any such Tax, (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, (vi) there is no material Claim pending or, to the Knowledge of the Selling Stockholders, threatened by any Governmental Entity in connection with any such Tax, (vii) all Tax withholding and deposit requirements imposed on the Company have been satisfied in full in all respects, and (viii) there are no Tax allocation, indemnity or sharing agreements or arrangements affecting the Company.

            (b) The Company will not be required to include any amount in income for any taxable period (or portion thereof) beginning after the Closing Date as a result of a change in accounting method for any taxable period beginning on or before the Closing Date. The Company will not be required to include in any taxable period (or portion thereof) beginning after the Closing Date any income that accrued on or prior to the Closing Date but was not recognized prior to the Closing Date as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting or the cash method of accounting.

            (c) The Company (and any predecessor of the Company) has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since January 1, 1999. The Company (and any predecessor of the Company) does not own and has never owned a "qualified Subchapter S subsidiary" within the meaning of Section 1361(b)(3)(B) of the Code. The Company will not be liable for any Tax under Section 1374 of the Code or any other applicable state or local law in connection with the transactions contemplated by the Transaction Documents. Except as listed on Schedule 4.13(c), the Company has not, since its inception, (i) acquired assets from another corporation in a transaction in which the Company's Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation which became a "qualified subchapter S subsidiary" within the meaning of Section 1361(b)(3)(B) of the Code.

      4.14. Environmental Matters. To the Knowledge of the Selling Stockholders, except as described in Schedule 4.14 (a) the Company is in compliance in all material respects with all applicable Environmental Laws; (b) the Company has not received any written notices, demand letters or requests for information from any Governmental Entity or other person indicating that it may be in violation of, or liable under, any Environmental Law in any material respect;
(c) no reports have been filed by the Company concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law; (d) no Hazardous Substance has been disposed of, released or transported by the Company in violation of any applicable Environmental Law; (e) there have been no environmental studies or audits regarding compliance or noncompliance with any Environmental Law conducted by or which are in the possession of the Company relating to the activities of the Company or any of the real property used by the Company that have not been delivered to Buyer; and (f) the Company is not subject to any material liabilities or expenditures relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law.

      4.15. Contracts. Except for Contracts terminable upon 90 days or less notice without penalty, Schedule 4.15 sets forth all of the following Contracts to which the Company is a party or by which any of its Assets are bound (collectively, the "MATERIAL CONTRACTS"): (a) Contracts pertaining to the borrowing of money or indebtedness; (b) Contracts creating guaranties; (c) Contracts relating to any single capital expenditure in excess of $25,000; (d) Contracts for the purchase or sale of real property, any business or line of business or for any merger or consolidation; (e) joint venture, limited liability company or partnership agreements; (f) Material Leases; (g) employment agreements not terminable upon one month's notice without further severance and involving annual compensation in excess of $50,000; and (h) other Contracts that individually require by their respective terms after the date hereof the payment or receipt of more than $50,000 during any 12-month period or $100,000 in the aggregate. The Company has complied in all material respects with all of the terms and conditions of the Material Contracts to which it is a party and has not done or performed any act which would invalidate or impair in any material respect its rights under any Material Contract. There are no pending written assertions or claims that the Company has breached, violated or defaulted under any Material Contract in any material respect. True, correct and complete copies of all Material Contracts have been delivered to Buyer.

      4.16. Insurance. Schedule 4.16 sets forth a complete and accurate summary of all Policies, including name of insurer, the types, dates and amounts of coverage, any material coverage exclusions and a statement of the Claims paid out, and Claims pending, as to each Policy for each of the last three full fiscal years and any interim period. With respect to each Policy: (a) the Policy is in full force and effect; (b) neither the Company nor, to the Knowledge of the Selling Stockholders, any party to the Policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration under the Policy, and (c) no party to the Policy has repudiated any material provisions thereof nor has the Company, during the last five years been refused any insurance with respect to its Assets or operations, nor has coverage ever been limited by any insurance carrier to which the Company has applied for any Policy or with which it has carried a Policy.

      4.17. Assets. The Company owns or leases all material Assets necessary for the conduct of the business of the Company as presently conducted. Except as set forth in Schedule 4.17, the Company has sufficiently good and valid title to, or an adequate leasehold interest in, all of its material Assets, free and clear of Liens, other than Liens set forth on Schedule 4.17 (the "PERMITTED LIENS").

      4.18. Intellectual Property. To the Knowledge of the Selling Stockholders, the Company is not infringing upon or violating in any material respect any intellectual property right, including without limitation any trademark, trade name, domain name, patent, industrial design, trade secret, or copyright or any registration or pending application therefor of any other person (collectively, "INTANGIBLE RIGHTS"), and the Selling Stockholders do not have Knowledge of any pending or threatened claims thereof. To the Knowledge of the Selling Stockholders, no person is infringing any Intangible Rights of the Company in any material respect.

      4.19. Employment Arrangements. Schedule 4.19 attached hereto contains a list of all employees of the Company with annual compensation in excess of $50,000, together with their age, date of employment, job titles, amount of compensation, fringe benefits and the amount of any outstanding advances and/or loans from the Company to such employees. Except as set forth on Schedule 4.19, the Company has no obligation, contingent or otherwise, under any employment agreement, collective bargaining or other labor agreement, any agreement containing severance or termination pay arrangements, deferred compensation agreement, retainer or consulting arrangements, pension or retirement plan, bonus or profit sharing plan, stock option or purchase plan, or other employee contract or non terminable arrangement

(whether or not that arrangement imposes a penalty for termination), group life, health, medical or hospitalization insurance plan or program, or other employee or fringe benefit plan, including vacation plans or programs and sick leave plans or programs. Except as set forth on Schedule 4.19, the Company is not now and for the past five years has not been subject to or involved in or, to the Knowledge of the Selling Stockholders, threatened with any union elections, petitions therefor or other organizing activities.

      4.20. Employee Benefit Plans.

            (a) List of Plans. Set forth on Schedule 4.20 is an accurate and complete list of all employee benefit plans ("EMPLOYEE BENEFIT PLANS"), including Employee Benefit Plans as defined by ERISA and other compensation and benefit plans not contemplated by ERISA, that have been established, maintained or contributed to by the Company within the past five years, whether or not any such Employee Benefit Plans are otherwise exempt from the provisions of ERISA. The Selling Stockholders have delivered to Buyer correct and complete copies of (i) the plan documents and summary plan descriptions, (ii) the most recent determination letter received from the IRS for each plan intended to qualify under Section 401(a) of the Code, (iii) the most recent Form 5500 Annual Report, and
      (iv) all related trust agreements, insurance contracts, and other funding agreements which implement each Employee Benefit Plan.

            (b) Status of Plans. Except as set forth on Schedule 4.20(b), the Company has not and does not maintain or contribute to any Employee Benefit Plan that is not in substantial compliance with all Applicable Law, including ERISA and the Code, nor has the Company or any Commonly Controlled Entity (as defined below) maintained or contributed to (i) any defined benefit plan, as defined in Section 3(35) of ERISA, (ii) any multiemployer plan, as defined in Section 3(37) of ERISA, or (iii) any other Employee Benefit Plan subject to the minimum funding requirement of
      Section 412 of the Code, in each case within the past five years. All obligations of the Company and each Commonly Controlled Entity, whether arising by operation of law or by contract, required to be performed under
      Section 4980B of the Code (or similar state law), including, but not limited to, such obligations that may arise by virtue of the transaction contemplated by this Agreement, have been or will be timely performed. The term "COMMONLY CONTROLLED ENTITY" shall mean any corporation, trade, business, or entity under common control with the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA.

            (c) Contributions. Full payment has been made of all amounts, which the Company is required, under applicable law or under any Employee Benefit Plan or any agreement relating to any Employee Benefit Plan to which the Company is a party, to have paid as contributions thereto as of the date hereof. The Company has made adequate provision for reserves in the Financial Statements to meet any contributions that have not been made because they are not yet due under the terms of any Employee Benefit Plan or related agreements.

            (d) 401(k) Plan. The Company's 401(k) Plan is intended to satisfy the requirements of Section 401(a) of the Code, and neither the Company nor the Selling

      Stockholders are aware of any plan provision or operation that would result in the disqualification of the Company's 401(k) Plan.

      4.21. Customers and Suppliers. Schedule 4.21 hereto sets forth a complete and accurate list of (a) the top 20 customers of the Company, by revenue during the last full fiscal year and during the interim period for the current fiscal year and the amount of revenues accounted for by each such customer during such periods and (b) the top 20 suppliers by amounts paid to suppliers by the Company during the last full fiscal year and during the interim period for the current fiscal year and the amounts paid to each such supplier during such periods. None of the top 10 customers of the Company listed on Schedule 4.21 has advised the Company that it will stop, or materially decrease the rate of, buying materials, products or services from the Company. None of the top 10 suppliers of the Company listed on Schedule 4.21 has advised the Company that it will stop, or materially decrease the rate of, supplying materials, products, or services to the Company.

      4.22. Brokers. No person is entitled to receive any brokerage, finder's or financial advisory fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Selling Stockholders or the Company.

      4.23. Dealings with Affiliates. Schedule 4.23 sets forth a complete and accurate list and description of the economic terms, including the parties, of all Contracts to which the Company is, will be or has been a party, at any time from December 31, 2000 to the Closing Date, and to which any one or more of (a) the Selling Stockholders, (b) the Company's Affiliates, (c) an Affiliate of a Selling Stockholder, or (d) any person in which a Selling Stockholder or an Affiliate of the Company or a Selling Stockholder has, directly or indirectly, made an Investment, is also a party. Except as set forth in Schedule 4.23, since December 31, 2000, the Company has not made any payments, loaned or borrowed any funds or property or made any credit arrangement or accommodation with any Selling Stockholder, Affiliate or employee of the Company, except for the payment of employee salaries and director compensation in the Ordinary Course of Business.

      4.24. Projections. The projections relating to the operations of the Company during the fiscal years ending December 31, 2004 and December 31, 2005 (the "PROJECTIONS"), previously delivered to Buyer, have been prepared in good faith and using reasonable assumptions. While nothing has come to the attention of the Selling Stockholders to indicate that the Projections or the assumptions upon which they are based are not reasonable, neither Selling Stockholder makes any representation or warranty, or gives any other assurance, that such projections will be met.

      4.25. Systems Performance. Except as described in Schedule 4.25, none of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used or relied on by the Company (collectively, the "SYSTEMS") have experienced bugs, failures, breakdowns or continued substandard performance in the past 12 months that has caused any substantial disruption or interruption in or to the use of any such Systems by the Company.

      4.26. Securities Laws Matters. Each Selling Stockholder is acquiring the Buyer Common Stock hereunder for his own account for investment and not with a view to, or for sale in connection with, any "distribution" of the Buyer Common Stock, as such term is used in Section 2(11) of the Securities Act. Each Selling Stockholder has had the opportunity to discuss the transactions contemplated by this Agreement with Buyer and has been afforded, prior to the execution of this Agreement, the opportunity to ask questions of, and receive answers from Buyer and to obtain any additional information relating to the transactions contemplated hereby as such Selling Stockholder has requested. Each Selling Stockholder is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act and has such knowledge and experience in business or financial matters that he is capable of evaluating the merits and risks of an investment in the Buyer Common Stock. Each Selling Stockholder acknowledges and agrees that the Buyer Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act and cannot be sold or otherwise disposed of, except (a) pursuant to an exemption from the registration requirements under applicable state securities laws and the Securities Act, (b) in accordance with Rule 144, or (c) pursuant to an effective registration statement filed by Buyer with the SEC under applicable state securities laws and the Securities Act. Each Selling Stockholder acknowledges and agrees that Buyer may, unless a registration statement is in effect covering such Buyer Common Stock or unless the holders thereof comply with Rule 144, place stop transfer orders with its transfer agent with respect to such certificates in accordance with federal securities laws.

      4.27. Disclosure. Neither this Agreement nor any of the schedules, exhibits, attachments or certificates prepared for or supplied to Buyer by or on behalf of the Selling Stockholders with respect to the transactions contemplated hereby contains any untrue statement of a material fact or omits a material fact necessary to make each statement contained herein or therein not misleading. The Selling Stockholders are not aware of any fact which could reasonably be anticipated to have a Material Adverse Effect on the Company.

             ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF THE BUYER

      Buyer represents and warrants to each Selling Stockholder as follows:

      5.1. Organization, Standing and Power. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents, and to own, lease, and operate its properties and to carry on its business as now being conducted.

      5.2. Capitalization. As of the date hereof, the authorized capital stock of Buyer consists of 50,000,000 shares of Buyer Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share ("BUYER PREFERRED STOCK"). At the close of business on June 30, 2004 (a) 9,979,042 shares of Buyer Common Stock were issued and outstanding and no shares of Buyer Preferred Stock were issued and outstanding, and (b) 86,026 shares of Buyer Common Stock and no shares of Buyer Preferred Stock were held in treasury by Buyer or by subsidiaries of Buyer. All of the outstanding shares of Buyer Common Stock are validly issued, fully paid and non-assessable. Other than options to purchase 873,600 shares of Buyer Common Stock issued pursuant to employee benefit plans and agreements of Buyer, as of the date hereof there is no authorized or outstanding option, subscription, warrant, right (preemptive or other), commitment or other agreement obligating the Company to repurchase, issue or transfer any shares of capital stock of the Buyer or any securities convertible into or exchangeable for any shares of capital stock of the Buyer. Upon the issuance of the Buyer Common Stock to the Selling Stockholders as provided in Section 2.4(b), such Buyer Common Stock will be validly issued, fully paid and non-assessable and will be free and clear of all Liens, other than restrictions on transfer under Federal and state securities laws.

      5.3. Authority. The execution and delivery of this Agreement and the other Transaction Documents by Buyer and the performance by Buyer of its obligations hereunder and thereunder have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement and each other Transaction Document has been duly executed and delivered by Buyer and (assuming that this Agreement constitutes a legal, valid, and binding obligation of the Selling Stockholders) constitutes a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that (a) enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium, or similar Applicable Laws now or hereafter in effect relating to or limiting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar person before which any proceeding therefor may be brought.

      5.4. No Conflicts or Violations. Subject to obtaining the Consents contemplated by Schedule 5.5, the execution and delivery of this Agreement and the other Transaction Documents by Buyer do not, and the performance by Buyer of its obligations hereunder and thereunder will not (a) conflict with or violate in any material respect any term or provision of any Applicable Law or any writ, judgment, decree, or injunction applicable to Buyer; (b) conflict with or result in a violation or breach of the Certificate of Incorporation or Bylaws of Buyer; or (c) result in a material breach of, or constitute a default under, any material Contract to which Buyer is a party or by which any of its properties is bound or subject.

      5.5. Consents. Except as set forth on Schedule 5.5, the execution and delivery of this Agreement and the other Transaction Documents by Buyer do not, and consummation of the transactions contemplated hereby will not, require Buyer to obtain any Consent except for such Consents the failure of which to be made or obtained could not reasonably be expected to have a material adverse effect on the validity or enforceability of this Agreement.

      5.6. Litigation. There are no pending, or to the Knowledge of Buyer, threatened, claims, actions, suits, proceedings, written inquiries or investigations by any Governmental Entity or any other person against Buyer, except such claims, actions, suits, proceedings written inquiries or investigations that could not reasonably be expected to have a material adverse effect on the validity or enforceability of this Agreement.

      5.7. SEC Filings. Buyer has filed all forms, reports and documents required to be filed by it with the SEC (collectively, the "SEC FILINGS") on a timely basis. The SEC Filings filed prior to the date hereof or the Closing Date
(a) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and (b) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      5.8. Brokers. No person is or will become entitled to receive any brokerage, finder's or financial advisory fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made on or on behalf of Buyer.

      5.9. Disclosure. Neither this Agreement nor any of the schedules, exhibits, attachment or certificates prepared for or supplied to the Selling Stockholders by or on behalf of the Buyer with respect to the transactions contemplated hereby contains any untrue statement of a material fact or omits a material fact necessary to make each statement contained herein or therein not misleading.

                      ARTICLE 6. COVENANTS AND AGREEMENTS

      6.1.  Registration Statement.

            (a) Buyer shall use all commercially reasonable efforts to prepare and file with the SEC, within 30 days after the Closing Date, a registration statement on Form S-3 or other applicable form (the "REGISTRATION STATEMENT"), covering the resale of the Buyer Common Stock issued to the Selling Stockholders in connection with the transactions contemplated by this Agreement. Buyer shall use commercially reasonable efforts to respond to any comments of the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (the "EFFECTIVE TIME") and to maintain the effectiveness of the Registration Statement until the first anniversary of the Closing Date. As promptly as practicable after the Closing Date, Buyer shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other Applicable Law relating to the transactions contemplated by this Agreement (the "OTHER FILINGS"). The Selling Stockholders agree to provide Buyer with any information regarding themselves, the shares of Buyer Common Stock held by them, and the intended method of disposition of such securities as requested by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement or the Other Filings.

            (b)   Buyer shall also:

                  (i) furnish to the Selling Stockholders such number of copies of each preliminary and final prospectus and such other documents as the Selling Stockholders may reasonable request to facilitate the resale of the Buyer Common Stock covered by the Registration Statement (the "REGISTERED Shares");

                  (ii) advise the Selling Stockholders promptly after it receives notice thereof, of the time when the Registration Statement has been declared effective, the issuance of any stop order, or the suspension of the qualification of Buyer Common Stock issuable in connection with this Agreement for offering or sale in any jurisdiction;

                  (iii) if required under applicable law at the time, use
            commercially reasonable efforts to register and qualify the Registered Shares under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Selling Stockholders; provided that Buyer shall not be required in connection with such registration and qualification or as a condition to such registration and qualification (x) to qualify to do business or to file a general consent to service of process in any such states or jurisdictions or (y) to subject itself to taxation in any jurisdiction;

                  (iv) notify the Selling Stockholders of any request by the SEC for the amendment or supplement of the Registration Statement or prospectus or for additional information; and

                  (v) prepare and file with the SEC, promptly upon the request of the Selling Stockholders, any amendments or supplements to the Registration Statement or prospectus which may be reasonably necessary or advisable in connection with the resale of the Registered Shares by the Selling Stockholders.

            (c) If at any time any information relating to the Selling Stockholders or Buyer, or any of their respective affiliates, officers or directors should be discovered by the Selling Stockholders or Buyer which should be set forth in an amendment or supplement to the Registration Statement or any Other Filing so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or an event occurs which is required to be set forth in an amendment or supplement to the Registration Statement, or any Other Filing, the party that discovers such information shall promptly notify the other party and an amendment or supplement describing such information shall be promptly filed by Buyer with the SEC. Upon receipt of any notice from Buyer of any event or condition as a result of which any prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, each Selling Stockholder will forthwith discontinue such Selling Stockholder's disposition of Registered Shares pursuant to the Registration Statement until such Selling Stockholder receives copies of a supplemented or amended prospectus from Buyer and, if so directed by Buyer, shall deliver to Buyer (at Buyer's expense) all copies, other than permanent file copies, then in such Selling Stockholder's possession of the prospectus relating to such Registration Statement current at the time of receipt of such notice.

            (d) All expenses incurred in effecting the registration under Registration Statement shall be borne by Buyer. All underwriting discounts, selling commissions, and stock transfer taxes relating to the Registered Shares shall be borne by the Selling Stockholders pro rata on the basis of the number of shares of Registered Shares registered on their behalf.

            (e) Buyer shall, to the fullest extent permitted by law, indemnify and hold harmless each Selling Stockholder included in the Registration Statement against any expenses, claims, losses, damages or liabilities to which such Selling Stockholder may become subject under the Securities Act or otherwise, insofar as such expenses, claims, losses, damages or liabilities or actions in respect thereof arise out of or are based upon any untrue statement of any material fact contained in the Registration Statement, final prospectus, preliminary prospectus, or prospectus supplement contained therein or filed with the SEC, or any amendment or supplement thereto, or any omission to state therein a material fact required to be stated therein or. necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; provided, that Buyer shall not be liable in any such case to the extent that any such loss (or actions in respect thereof) arises out of or is based upon an untrue statement or omission made in any such Registration Statement, final prospectus, amendment or supplement in reliance upon and in conformity with information furnished in writing to Buyer by such Selling Stockholder. The foregoing indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Selling Stockholders.

            (f) Each Selling Stockholder shall, to the full extent permitted by law, indemnify and hold harmless Buyer, its directors, officers, employees, agents and each other person, if any, who controls Buyer within the meaning of the Securities Act, against any expenses, claims, losses, damages or liabilities to which Buyer or any such director, officer, employee, agent or controlling person may become subject under the Securities Act or otherwise, insofar as such expenses, claims, losses, damages or liabilities arise out of or are based upon any untrue statement of any material fact contained in the Registration Statement, final prospectus or prospectus supplement contained therein or filed with the SEC, or any amendment or supplement thereto, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or omission was made in reliance upon and in conformity with written information furnished to Buyer by such Selling Stockholder. The foregoing indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Buyer or any such director, officer, employee, agent or controlling person and shall survive the transfer of such securities by such Selling Stockholder.

            (g) Promptly after receipt by any party of notice of the commencement of any action or proceeding involving a claim referred to in
      Section 6.1(e) or 6.1(f), such party shall, if a claim in respect thereof is to be made against another party pursuant to such paragraphs, give written notice to the latter of the commencement of such action, provided that any failure of any person to give notice as provided therein shall not relieve any other person of its obligations under Section 6.1(e) or 6.1(f), as the case may be, except to the extent that such other person is actually prejudiced by such failure. In case any such action is brought, the party obligated to indemnify pursuant to Section 6.1(e) or 6.1(f), as the case may be, shall be entitled to participate in and, unless, in the reasonable judgment of counsel to any indemnified party, a conflict of interest between such indemnified party and any indemnifying party exists with respect to such claim, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; provided that the indemnified party may participate in such defense at the indemnified party's expense. Without the consent of the indemnified party, no indemnifying party shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to each indemnified party of a release from all liability in respect to such claim or litigation. No indemnifying party shall be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld.

            (h)   If the indemnity and reimbursement obligation provided for in
      Section 6.1(e) or 6.1(f) is unavailable or insufficient to hold harmless a party entitled to indemnification hereunder in respect of any expenses, claims, losses, damages or liabilities (or actions with respect thereto) referred to therein, the party obligated to indemnify hereunder shall contribute to the amount paid or payable by the indemnified party as a result of such expenses, claims, losses, damages or liabilities (or actions) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with statements or omissions which resulted in such expenses, claims, losses, damages or liabilities as well as any other relevant equitable considerations. Relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. No person guilty of fraudulent misrepresentation within the meaning of the Securities Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation.

      6.2. Listing. Buyer shall use commercially reasonable efforts to cause the shares of Buyer Common Stock issuable to the Selling Stockholders pursuant to the terms of this Agreement to be approved for listing on the AMEX (or other national market or exchange on which Buyer Common Stock is then traded or quoted) as soon as practical but in no event after the Effective Time.

      6.3. Public Information. During the two year period following the Closing Date, Buyer shall (a) use commercially reasonable efforts to make current public information available in accordance with Rule 144(c) under the Securities Act and to maintain the continued listing of Buyer Common Stock on AMEX and (b) furnish to either Selling Stockholder upon written request, (i) a written statement as to its compliance with the requirements of Rule 144(c) and the reporting requirements of the Securities Act and the Exchange Act and (ii) a copy of the most recent annual or quarterly report of Buyer.

      6.4. Notification of Certain Matters. Each of the Selling Stockholders and Buyer shall give prompt notice to the other parties of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date, or (b) any material failure of the Selling Stockholders or Buyer, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      6.5. Stock Options. Buyer shall grant, effective as of the Closing Date, options to acquire 65,000 shares of Buyer Common Stock pursuant to the Amended and Restated 1998 Collegiate Pacific Inc. Stock Option Plan to those employees of the Company, except for the Selling Stockholders, set forth on Schedule 6.5. Such options shall have an exercise price equal to the closing price of the Buyer Common Stock on AMEX as of the Closing Date.

      6.6. 401(k) Plan. Notwithstanding Section 4.20(c), prior to the Closing, the Company shall have contributed $30,000 to the Company's 401(k) Plan matching contributions made by employees of the Company for the period beginning January 1, 2004 and ending June 30, 2004. In the event the Net Income of the Company for the period beginning August 1, 2004 and ending December 31, 2004 is $730,000 or greater, the Buyer shall fund the lesser of $30,000 of, or the remaining portion of, the Company's optional matching contributions to the 401(k) Plan for employee contributions during the period beginning July 1, 2004 and ending December 31, 2004.

      6.7. Employee Matters. Buyer covenants and agrees that the premiums and deductibles, taken as a whole, for health and medical benefits offered to employees of the Company will not increase from levels in effect immediately prior to the Closing before January 1, 2006.

      6.8.  Tax Matters.

            (a) The Selling Stockholders shall prepare or cause to be prepared, and Buyer shall file or cause to be filed, all Tax Returns for the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Not less than 30 days prior to the due date for filing any such Tax Return, the Selling Stockholders shall permit Buyer to review and comment thereon and shall make such revisions to such Tax Return as are reasonably requested by Buyer. Not less than five days prior to the due date for payment of Taxes with respect to any such Tax Return, the Selling Stockholders shall pay to Buyer the amount of any Buyer Indemnified Tax Costs with respect to such Tax Return.

            (b) With respect to any Tax Return covering a taxable period beginning on or before the Closing Date and ending after the Closing Date that is required to be filed after the Closing Date with respect to the Company, Buyer shall cause such Tax Return to be prepared and filed. Not later than 30 days prior to the due date of each such Tax Return, Buyer shall deliver a copy of such Tax Return to the Selling Stockholders together with a statement of the amount of Buyer Indemnified Tax Costs with respect to such Tax Return and shall permit Selling Stockholders to review and comment on such Tax Return and shall make such revisions to such Tax Return as are reasonably requested by the Selling Stockholders. Not later than 5 days prior to the due date of such Tax Return, the Selling Stockholders shall pay to Buyer the amount of Buyer Indemnified Tax Costs with respect to such Tax Return.

            (c) From and after the date hereof, the Selling Stockholders shall not, and shall not permit any of their respective affiliates to, amend any Tax Return previously filed which includes information relating to the Company without the prior written consent of Buyer.

            (d) Notwithstanding anything to the contrary herein, any franchise Tax paid or payable with respect to the Company shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another taxable period is obtained by the payment of such franchise Tax.

            (e) Buyer and the Selling Stockholders shall cooperate fully, and shall cause the Company to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit or proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Selling Stockholders further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on Buyer or the Company (including, but not limited to, with respect to the transactions contemplated hereby). Buyer and the Selling Stockholders further agree, upon request, to provide the other party with all information regarding the Company that either party may be required to report to any taxing authority.

            (f) The parties agree that no election shall be filed or otherwise made under Section 338(h)(10) of the Code with respect to the Buyer's acquisition of the Shares.

      6.9.  Noncompetition; Nonsolicitation.

            (a) As additional consideration for Buyer, and as a material inducement for Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Selling Stockholders agrees that he shall not, except as otherwise provided in the Employment Agreements, during the five-year period beginning on the Closing Date, in any manner except in the scope of his employment by the Company, directly or indirectly:

                  (i) Own, engage in, manage, operate, join, control, or participate in the ownership, management, operation, or control of, or be connected as a stockholder, director, officer, employee, agent, partner, joint venturer, member, beneficiary, or otherwise with, any corporation, limited liability company, partnership, sole proprietorship, association, business, trust, or other organization, entity or individual which conducts Company Activities in the Protected Area; provided, however, that each Selling Stockholder may own, directly or indirectly, securities of any entity traded on any national securities exchange or listed on any National Association of Securities Dealers Automated Quotation System if the Selling Stockholder does not, directly or indirectly, individually own 5% or more of any class of equity securities, or securities convertible into or exercisable or exchangeable for 5% or more of any class of equity securities, of such entity;

                  (ii) Solicit or attempt to solicit, any business from any customers of Buyer or the Company or any of their Affiliates for purposes of engaging in any Company Activities in any Protected Area;

                  (iii) Recruit or hire away or attempt to recruit or hire away, on his behalf or on behalf of any other organization, entity or person, any employee of Buyer, the Company or any of their Affiliates, or induce or attempt to influence any such employee to terminate his or her employment with Buyer, the Company or any of their Affiliates; or

                  (iv) Interfere with or otherwise attempt to affect Buyer's or the Company's relationship with any vendor or customer of Buyer, the Company or any of their Affiliates.

            (b) Each Selling Stockholder understands and acknowledges that the Company and Buyer have made substantial investments to develop their respective business interests and goodwill. Each Selling Stockholder agrees that such investments are worthy of protection, and that the Company's and Buyer's need for the protection afforded by this Section 6.9 is greater than any hardship the Selling Stockholder might experience by complying with its terms. Each Selling Stockholder agrees that the limitations as to time, geographic area, and scope of activity to be restrained contained in this Agreement are reasonable and are not greater than necessary to protect the Company Activities and/or the goodwill or other business interests of Buyer and the Company.

            (c) Although Buyer and the Selling Stockholders believe the limitations as to time, geographic area, and scope of activity contained in this Section 6.9 are reasonable and do not impose a greater restraint than necessary to protect the Company Activities, goodwill, and other legitimate business interest of Buyer and the Company, if this is judicially determined not to be the case, Buyer and the Selling Stockholders specifically request that the limitations contained in this
      Section 6.9 be reformed to the extent necessary to make this Agreement enforceable. It is the express intent of Buyer and the Selling Stockholders that the terms of this Section 6.9 be enforced to the full extent permitted by law.

                           ARTICLE 7. INDEMNIFICATION

      7.1. Indemnification of Buyer. From and after the Closing and subject to the provisions of this Article 7 and Section 8.2 below, each Selling Stockholder, jointly and severally, agree to indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Buyer Indemnified Costs.

      7.2. Indemnification of Selling Stockholders. From and after the Closing and subject to the provisions of this Article 7 and Section 8.2 below, Buyer agrees to indemnify and hold harmless each of the Selling Stockholders Indemnified Parties from and against any and all Selling Stockholders Indemnified Costs.

      7.3. Defense of Third-Party Claims. An Indemnified Party shall give prompt written notice to any Indemnifying Party of the commencement or assertion of any Claim by a third party (collectively, a "THIRD PARTY CLAIM") in respect of which such Indemnified Party shall seek indemnification hereunder. Any failure so to notify an Indemnifying Party shall not relieve such Indemnifying Party from any liability that it, he, or she may have to such Indemnified Party under this Article 7 except to the extent the failure to give such notice materially and adversely prejudices such Indemnifying Party. The Indemnifying Party shall have the right to assume control of the defense of, settle, or otherwise dispose of such Third-Party Claim on such terms as it deems appropriate; provided, however, that:

            (a) The Indemnified Party shall be entitled, at its own expense, to participate in the defense of such Third-Party Claim (provided, however, that the Indemnifying Parties shall pay the legal fees of the Indemnified Party if (i) the employment of separate counsel shall have been authorized in writing by all Indemnifying Parties in connection with the defense of such Third-Party Claim, (ii) the Indemnifying Parties shall not have employed counsel reasonably satisfactory to the Indemnified Party to defend such Third-Party Claim, or (iii) the Indemnified Party's counsel shall have advised the Indemnified Party in writing, with a copy delivered to the Indemnifying Party, that there is a material conflict of interest that could reasonably be expected to violate applicable standards of professional conduct to have common counsel);

            (b) The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of such Third-Party Claim or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief would be imposed against the Indemnified Party or if, in the opinion of the Indemnified Party, such settlement, compromise, admission, or acknowledgment could have a material adverse effect on the Indemnified Party;

            (c) No Indemnifying Party shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such Third-Party Claim; and

            (d) The Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any Third-Party Claim (i) as to which the Indemnifying Party fails to assume the defense within a reasonable length of time; or (ii) to the extent the Third-Party Claim seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party; provided, however, that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of any Indemnifying Party without the prior written consent of such Indemnifying Party.

      The parties hereto shall extend reasonable cooperation in connection with the defense of any Third-Party Claim pursuant to this Article 7 and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested.

      7.4. Direct Claims. In any case in which an Indemnified Party seeks indemnification hereunder which is not subject to Section 7.3 because no Third-Party Claim is involved, the Indemnified Party shall notify the Indemnifying Party in writing of any Indemnified Costs which such Indemnified Party claims are subject to indemnification under the terms hereof. Subject to the limitations set forth in Sections 7.6 and 8.2, the failure of the Indemnified Party to exercise promptness in such notification shall not amount to a waiver of such claim except to the extent the resulting delay materially prejudices the position of the Indemnifying Party with respect to such claim.

      7.5. Escrow. On the Closing Date, Buyer, the Selling Stockholders and the Escrow Agent will enter into the Escrow Agreement in accordance with which Buyer shall, at Closing, deposit the Escrow Shares with the Escrow Agent.

      7.6. Limitations. Subject to Section 8.2 hereof, the following provisions of this Section 7.6 shall be applicable after the time of the Closing:

            (a) Minimum Loss. Except with respect to Buyer Indemnified Certificate Costs, Buyer Indemnified Tax Costs, Buyer Indemnified Representation Costs arising out of any breach or default of the representations and warranties contained in Section 4.22 (relating to brokers' fees) and Selling Stockholders Indemnified Representation Costs arising out of any breach or default of the representations and warranties contained in the last sentence of Section 5.2 (relating to the issuance of the shares of Buyer Common Stock to the Selling Stockholders) or in
      Section 5.8 (relating to brokers' fees), no Indemnifying Party shall be required to indemnify an Indemnified Party for Indemnified Representation Costs unless and until the aggregate amount of such Indemnified Representation Costs for which the Indemnified Party is otherwise entitled to indemnification pursuant to this Article 7 exceeds $100,000 (the "MINIMUM LOSS"). After the Minimum Loss is exceeded, the Indemnified Party shall be entitled to be paid the entire amount of its Indemnified Representation Costs in excess of (but not including) the Minimum Loss, subject to the limitations on recovery and recourse set forth in this Section 7.6.

            (b) Limitation as to Time. No Indemnifying Party shall be liable for any Indemnified Representation Costs pursuant to this Article 7 unless a written claim for indemnification in accordance with Section 7.3 or 7.4 is given by the Indemnified Party to the Indemnifying Party with respect thereto on or before the eighteen-month anniversary of the Closing Date, except that this time limitation shall not apply to any (i) Claims for fraud pursuant to Section 8.2; (ii) claims for breaches of the representations and warranties contained in Section 4.3 (relating to capital structure), Section 4.6 (relating to ownership of the Shares) and
      Section 4.13 (relating to Taxes), which representations and warranties shall survive until the expiration of the applicable statute of limitations. Except for Claims for fraud pursuant to Section 8.2, no Indemnifying Party shall be liable for any Indemnified Costs in excess of the Purchase Price.

            (c) No Contribution. The Selling Stockholders shall be liable for any Buyer Indemnified Costs sustained by any Buyer Indemnified Parties subject to the terms, limitations and conditions of this to Article 7. The Selling Stockholders hereby waive and release any and all rights that they may have under this Agreement or any other Transaction Document to assert claims of contribution against the Company.

            (d) Recourse against Escrow Funds. A Buyer Indemnified Party shall be entitled to payment first out of the Escrow Stock pursuant to the terms of this Article 7 and the Escrow Agreement for all amounts due to a Buyer Indemnified Party with respect to any claim by a Buyer Indemnified Party against a Selling Stockholder for Buyer Indemnified Costs payable under this Article 7. Thereafter, the Buyer Indemnified Party shall be free to pursue Buyer Indemnified Costs directly against the Selling Stockholders subject to the limitations set forth in Section 7.6(b). Any Escrow Stock used to satisfy Buyer Indemnified Costs shall be valued at the lower of
      (x) the closing price of the Buyer Common Stock on AMEX on the last trading day prior to the Closing Date or (y) $10.43.

      7.7. Instructions to Escrow Agent. Each Selling Stockholder hereby covenants and agrees that at any time such Selling Stockholder is obligated to indemnify a Buyer Indemnified Party for Buyer Indemnified Costs under this
Article 7 and such Buyer Indemnified Costs are to be paid out of the Escrow Stock, if requested by Buyer, such Selling Stockholder will execute and deliver to the Escrow Agent written instructions to release to the Buyer Indemnified Party such portion of the Escrow Stock as is necessary to indemnify the Buyer Indemnified Party for such Buyer Indemnified Costs. Buyer hereby covenants and agrees that on July 23, 2005 it will deliver to the Escrow Agent written instructions to release to the Selling Stockholders any Escrow Stock in excess of the amount of any pending claims by Buyer for payment out of the Escrow Stock for which the Escrow Agent has received notice in accordance with this Agreement and the Escrow Agreement until such matter is resolved pursuant to the Escrow Agreement.

      7.8. Tax Treatment. The parties agree that any payment required under this Article 7 or Section 6.8 shall be treated by the parties for all Tax purposes as an adjustment to the Purchase Price.

                         ARTICLE 8. GENERAL PROVISIONS

      8.1. Survival of Representations, Warranties, and Covenants. Regardless of any investigation at any time made by or on behalf of any party hereto or of any information any party may have in respect thereof, each of the representations and warranties made in this Agreement or any other Transaction Document shall survive the Closing except as provided below. The representations and warranties set forth in this Agreement (other than the representations and warranties contained in Section 4.3 (relating to capital structure), Section 4.6 (relating to ownership of the Shares), and Section 4.13 (relating to Taxes), which representations and warranties shall survive until the expiration of the applicable statute of limitations) or any other Transaction Document shall terminate at 5:00 p.m. Central time on the eighteen month anniversary of the Closing Date. Following the date of termination of a representation or warranty, no claim can be brought with respect to a breach of such representation or warranty, but no such termination shall affect any claim for a breach of a representation or warranty that was asserted in writing pursuant to Section 7.3 or Section 7.4 hereof before the date of termination. To the extent that such are performable after the Closing, each of the covenants and agreements contained in each of the Transaction Documents shall survive the Closing indefinitely.

      8.2. No Waiver Relating to Claims for Fraud. The liability of any party under Article 7 shall be in addition to, and not exclusive of, any other liability that such party may have at law or equity based on such party's acts or omissions which constitute fraud under Applicable Law. None of the provisions set forth in this Agreement, including but not limited to the provisions set forth in Sections 7.6 or 7.7, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or equity based on any other party's acts or omissions which constitute fraud under Applicable Law, nor shall any such provisions limit, or be deemed to limit, (a) the amounts of recovery sought or awarded in any such claim for fraud, (b) the time period during which a claim for fraud may be brought, or (c) the recourse which any such party may seek against another party with respect to a claim for fraud; provided, that with respect to such rights and remedies at law or equity, the parties further acknowledge and agree that none of the provisions of this
Section 8.2, nor any reference to this Section 8.2 throughout this Agreement, shall be deemed a waiver of any defenses which may be available in respect of actions or claims for fraud, including but not limited to, defenses of statutes of limitations or limitations of damages.

      8.3. Amendment and Modification. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. 8.4. Waiver of Compliance. Any failure of Buyer on the one hand, or a Selling Stockholder, on the other hand, to comply with any obligation, covenant, agreement, or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.

      8.5. Specific Performance. The parties recognize that in the event a Selling Stockholder should refuse to perform under the provisions of this Agreement, monetary damages alone will not be adequate. Buyer shall therefore be entitled, in addition to any other remedies which may be available, including money damages, to obtain specific performance of the terms of this Agreement. In the event of any action to enforce this Agreement specifically, the Selling Stockholders hereby waive the defense that there is an adequate remedy at law. In no event shall the Selling Stockholders be entitled to seek specific performance with respect to any of the Buyer's obligations arising under this Agreement.

      8.6. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced under any rule of applicable law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

      8.7. Expenses and Obligations. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the Company and the Selling Stockholders, on the one hand, and Buyer, on the other, in connection with this Agreement and the other Transactions Documents shall be borne by each respectively; provided, however, the Company will bear the costs and expenses incurred by the Selling Stockholders in connection with this Agreement in the event the transactions contemplated by this Agreement are consummated; and, provided further that, in the event of a dispute between the parties in connection with this Agreement and the transactions contemplated hereby, each of the parties hereto hereby agrees that the prevailing party shall be entitled to reimbursement by the other party or parties of reasonable legal fees and expenses incurred in connection with any such action or proceeding.

      8.8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied, or mailed by registered or certified mail (return receipt requested), or sent by Federal Express or other recognized overnight courier, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a)   If to the Selling Stockholders:

                  Kenneth L. Caravati
                  2400 Westwood Avenue
                  Richmond, Virginia  23230
                  Fax: (804) 353-6318

                  C. Michael Caravati
                  2400 Westwood Avenue Richmond,
                  Virginia 23230
                  Fax: (804) 353-6318
                  with a copy to:

                  Troutman Sanders LLP
                  1111 East Main Street
                  Richmond, VA  23219
                  Fax: (804) 698-5168
                  Attention: Jeffrey M. Gill

            (b)   If to Buyer, to:

                  Collegiate Pacific Inc.
                  13950 Senlac
                  Suite 100
                  Farmers Branch, TX 75234
                  Fax: (972) 243-8316
                  Attention: Michael J. Blumenfeld

                  with copies to:

                  Vinson & Elkins L.L.P.
                  3700 Trammel Crow Center
                  2001 Ross Avenue
                  Dallas, TX  75201
                  Fax: (214) 999-7857
                  Attention: Alan J. Bogdanow

      Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if telecopied, three business days after the date of mailing, if mailed by registered or certified mail, return receipt requested, and one business day after the date of sending, if sent by Federal Express or other recognized overnight courier.

      8.9. Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise; provided, however, that upon notice to the Selling Stockholders and without releasing Buyer from any of its obligations or liabilities hereunder Buyer may assign or delegate any or all of its rights or obligations under this Agreement to any Affiliate of Buyer or any person with or into which Buyer or any parent company of Buyer merges or consolidates. In the event of such an assignment, the provisions of this Agreement shall inure to the benefit of and be binding on Buyer's assigns. Any attempted assignment in violation of this Section 8.9 shall be null and void.

      8.10. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      8.11. Entire Agreement. This Agreement (which term shall be deemed to include the exhibits and schedules hereto and the other certificates, documents and instruments delivered hereunder) constitutes the entire agreement of the parties hereto and supersedes all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter hereof. There are no representations or warranties, agreements, or covenants other than those expressly set forth in this Agreement.

      8.12. Governing Law; Choice of Forum. This Agreement shall be construed in accordance with and governed by the internal law of the State of Texas (without reference to its rules as to conflicts of law). The parties hereby irrevocably submit to the non-exclusive jurisdiction of any state or federal court in Texas with respect to any action or proceeding arising out of or relating to this Agreement. The parties hereby consent to and grant to any such court jurisdiction over the persons of such parties and over the subject matter of any such dispute and agree that delivery or mailing of any process or other papers in the manner provided herein, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

      8.13. Headings. The headings of this Agreement are for convenience of reference only and are not part of the substance of this Agreement.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

      IN WITNESS WHEREOF, the Selling Stockholders and Buyer have caused this Agreement to be executed as of the date first above written.

                                       COLLEGIATE PACIFIC INC.

                                       By:    /s/
                                              ----------------------------------
                                       Name:  Adam Blumenfeld, President
                                       Title: President

                                              /s/
                                       -----------------------------------------
                                              KENNETH L. CARAVATI

                                              /s/
                                       -----------------------------------------
                                              C. MICHAEL CARAVATI

                   SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

                                   APPENDIX A

                              Certain Defined Terms

      "AFFILIATE" means, with respect to any person, any other person controlling, controlled by or under common control with such person. For purposes of this definition and this Agreement, the term "control" (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a person.

      "AMEX" has the meaning set forth in Section 2.2(a).

      "APPLICABLE LAWS" means, with respect to a party, all laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs of any Governmental Entity having jurisdiction over such party.

      "ARTICLES OF INCORPORATION" means those certain Articles of Incorporation of the Company filed with the State Corporation Commission of the Commonwealth of Virginia.

      "ASSETS" shall mean all assets or properties of every kind, nature, character and description, including all tangible, intangible, personal, real or mixed of the Company.

      "BUYER" has the meaning set forth in the first paragraph of this Agreement and includes its permitted successors and assigns.

      "BUYER COMMON STOCK" has the meaning set forth in Section 2.2(a).

      "BUYER INDEMNIFIED CERTIFICATE COSTS" means any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs, and expenses (including court costs and reasonable legal fees and expenses incurred in investigating and preparing for any litigation or proceeding) that any of the Buyer Indemnified Parties incurs and that arise out of any breach or default by any Selling Stockholder of any of the representations or warranties in, and any inaccurate or incomplete statement made by the Selling Stockholders in, the certificate delivered pursuant to Section 3.3(d).

      "BUYER INDEMNIFIED COSTS" means (a) all Buyer Indemnified Representation Costs, (b) all Buyer Indemnified Tax Costs, (c) all Buyer Indemnified Certificate Costs, and (d) all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs, and expenses (including court costs and reasonable legal fees and expenses incurred in investigating and preparing for any litigation or proceeding) that any of the Buyer Indemnified Parties incurs and that arise out of any breach by any Selling Stockholder of any of the covenants or agreements of any Selling Stockholder under this Agreement or any other Transaction Document executed in connection herewith.

      "BUYER INDEMNIFIED PARTIES" means Buyer and each officer and director of Buyer. After the Closing, the Company shall be deemed to be one of the Buyer Indemnified Parties.

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

      "BUYER INDEMNIFIED REPRESENTATION COSTS" means any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs, and expenses (including court costs and reasonable legal fees and expenses incurred in investigating and preparing for any litigation or proceeding) that any of the Buyer Indemnified Parties incurs and (a) that arise out of any breach or default by any Selling Stockholder of any of the representations or warranties under this Agreement or any agreement or document executed in connection herewith and
(b) are not Buyer Indemnified Certificate Costs.

      "BUYER INDEMNIFIED TAX COSTS" means any and all Taxes together with any costs, expenses, losses or damages (including court and administrative costs and reasonable legal fees and expenses incurred in investigating and preparing for any audit, litigation or other proceeding) arising out of or incident to the determination, assessment or collection of such Taxes (a) imposed on the Company in respect of its income, business, property or operations or for which it may otherwise be liable for any taxable period or portion thereof ending on or prior to the Closing Date (determined by an interim closing of the books as of the end of the Closing Date except for ad valorem Taxes which shall be prorated on a daily basis), (b) imposed on or with respect to the Selling Stockholders for any taxable period or portion thereof ending on or prior to the Closing Date, (c) resulting from the breach of the representations and warranties set forth in
Section 4.13 (without regard to materiality or knowledge qualifiers that may be contained therein) or covenants set forth in Section 6.8, (d) of any member of an affiliated, consolidated, combined or unitary group of which the Company or any subsidiary (or any predecessor) is or was a member on or prior to the Closing Date by reason of the liability of the Company or any subsidiary pursuant to Treasury Regulation Section 1.1502-6(a) or any analogous or similar state, local or foreign law, (e) of any other person for which the Company may be liable as a transferee or successor, by contract or otherwise, or (f) imposed on Buyer, the Company or any subsidiary of the Company under Code Section 1374 with respect to any taxable period or portion thereof ending on or prior to the Closing Date including any such Tax resulting from transactions contemplated by the Transaction Documents; provided, however, that any such Tax shall not be a Buyer Indemnified Tax Cost to the extent such Tax was specifically reserved for in the June Balance Sheet.

      "BUYER PREFERRED STOCK" has the meaning set forth in Section 5.2.

      "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Section 9601 et seq.).

      "CLAIM" means any action, suit, claim, lawsuit, charge, complaint, demand, inquiry, hearing, investigation, notice of violation or noncompliance, litigation, proceeding, arbitrations, appeal or other dispute, whether civil, criminal, administrative or otherwise.

      "CLOSING" has the meaning set forth in Section 3.1.

      "CLOSING DATE" has the meaning set forth in Section 3.1.

      "CLOSING PAYMENT" has the meaning set forth in Section 2.2(a).

      "CODE" shall mean the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

      "COMMONLY CONTROLLED ENTITY" has the meaning set forth in Section 4.20(b).

      "COMPANY" has the meaning set forth in the recitals.

      "COMPANY ACTIVITIES" means (a) manufacturing, distributing, designing, selling or installing sports equipment or sporting goods or related parts or supplies that are competitive with those manufactured, distributed, designed, sold or installed by Buyer, the Company or their Affiliates, or (b) engaging in any other business activities which are conducted, offered or provided by Buyer, the Company or any of their Affiliates, in each case during the period beginning August 1, 2003 and ending on the fifth anniversary of the Closing Date.

      "COMPANY COMMON STOCK" has the meaning set forth in the recitals.

      "CONSENTS" means all governmental consents and approvals, and all consents and approvals of third parties, in each case that are necessary in order to transfer the Shares, or the control of the Company and its properties and assets, to Buyer and otherwise to consummate the transactions contemplated hereby.

      "CONTRACTS" means, with respect to a party, all agreements, contracts, or other binding commitments, arrangements or plans, written or oral (including any amendments and other modifications thereto), to which such party is a party or is otherwise bound.

      "EARNOUT PAYMENT" has the meaning set forth in Section 2.2(b).

      "EARNOUT PERIOD" means the period beginning August 1, 2004 and ending December 31, 2005.

      "EFFECTIVE TIME" has the meaning set forth in Section 6.1.

      "EMPLOYEE BENEFIT PLANS" has the meaning set forth in Section 4.20(a).

      "EMPLOYMENT AGREEMENTS" has the meaning set forth in Section 3.3(g).

      "ENVIRONMENTAL LAWS" means all federal, state and local laws relating to public health, or to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) including, without limitation, the Clean Air Act, as amended, CERCLA, the RCRA, the Toxic Substances Control Act, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, any state laws implementing the foregoing federal laws, and all other Applicable Laws relating to or regulating (a) emissions, discharges, releases, or cleanup of pollutants, contaminants, chemicals, polychlorinated biphenyls (PCB's), oil and gas exploration and production wastes, brine, solid wastes, or toxic or Hazardous Substances or wastes (collectively, the "POLLUTING SUBSTANCES"), (b) the generation, processing, distribution, use, treatment, handling, storage, disposal, or transportation of Polluting Substances, or (c) environmental conservation or protection.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

      "ESCROW AGENT" shall be JPMorgan Chase Bank.

      "ESCROW AGREEMENT" has the meaning set forth in Section 2.4(b).

      "ESCROW STOCK" has the meaning set forth in Section 2.4(b).

      "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      "FINANCIAL STATEMENTS" has the meaning set forth in Section 4.7.

      "GAAP" means generally accepted accounting principles in the United
States.

      "GUARANTEE" means any guarantee or other contingent liability (other than any endorsement for collection or deposit in the Ordinary Course of Business), direct or indirect with respect to any obligations of another person, through a Contract or otherwise, including, without limitation, (a) any endorsement or discount with recourse or undertaking substantially equivalent to or having economic effect similar to a guarantee in respect of any such obligations and
(b) any Contract (i) to purchase, or to advance or supply funds for the payment or purchase of, any such obligations, (ii) to purchase, sell or lease property, products, materials or supplies, or transportation or services, in respect of enabling such other person to pay any such obligation or to assure the owner thereof against loss regardless of the delivery or non delivery of the property, products, materials or supplies or transportation or services or (iii) to make any loan, advance or capital contribution to or other Investment in, or to otherwise provide funds to or for, such other person in respect of enabling such person to satisfy an obligation (including any liability for a dividend, stock liquidation payment or expense) or to assure a minimum equity, working capital or other balance sheet condition in respect of any such obligation.

      "GOVERNMENTAL ENTITY" means any governmental department, commission, board, bureau, agency, court or other instrumentality of the United States or any state, county, parish or municipality, jurisdiction, or other political subdivision thereof.

      "HAZARDOUS SUBSTANCES" means any substance or material which if present in the environment would under Applicable Law require assessment, remediation, or corrective action including, without limitation, chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products which are classified as hazardous, toxic, radioactive, dangerous or otherwise regulated by or form the basis for liability under any Environmental Law, whether or not identified as hazardous wastes under the RCRA or hazardous substances under CERCLA.

      "HOLDBACK AMOUNT" has the meaning set forth in Section 2.3(a).

      "INDEMNIFIED COSTS" means the Buyer Indemnified Costs or the Selling Stockholders Indemnified Costs, as the case may be.

      "INDEMNIFIED PARTIES" means the Buyer Indemnified Parties or the Selling Stockholders Indemnified Parties, as the case may be.

      "INDEMNIFIED REPRESENTATION COSTS" means the Buyer Indemnified Representation Costs or the Selling Stockholders Indemnified Representation Costs, as the case may be.

      "INDEMNIFYING PARTY" means any person who is obligated to provide indemnification hereunder.

      "INDEPENDENT FIRM" has the meaning set forth in Section 2.3(d).

      "INTANGIBLE RIGHTS" has the meaning set forth in Section 4.18.

      "INVESTMENT" means (a) any direct or indirect ownership, purchase or other acquisition by a person of any notes, obligations, instruments, capital stock, options, warrants, securities or ownership interests (including partnership interests and joint venture interests) of any other person, and (b) any capital contribution or similar obligation by a person to any other person.

      "IRS" means the Internal Revenue Service of the United States.

      "JUNE BALANCE SHEET" has the meaning set forth in Section 2.3(c).

      "JUNE 30 STOCKHOLDERS' EQUITY" means the stockholders' equity of the Company as of June 30, 2004 determined in accordance with GAAP, applied in a manner consistent with the preparation of the Most Recent Balance Sheet.

      "KNOWLEDGE" means, with respect to a specified party hereto, the actual knowledge of such party (including, but not limited to, the actual knowledge of any officers, directors, employees, consultants or counsel of such party), together with such additional knowledge as would be acquired by a reasonable inquiry concerning the subject matter in question.

      "LIENS" means all liens, pledges, voting agreements, voting trusts, proxy agreements, claims, security interests, restrictions, mortgages, deeds of trust, tenancies and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, defects in title, encroachments, and other burdens, options or encumbrances of any kind.

      "MATERIAL ADVERSE EFFECT" means a material adverse effect on the business, operations, properties, condition (financial or otherwise), results of operations or assets, liabilities or prospects of the Company.

      "MATERIAL CONTRACT" has the meaning set forth in Section 4.15.

      "MATERIAL LEASES" shall mean any lease or sublease of real or personal property of or by the Company involving a term of more than 12 months and payment obligations exceeding $50,000per year.

      "MINIMUM LOSS" has the meaning set forth in Section 7.6(a).

      "MOST RECENT BALANCE SHEET" has the meaning set forth in Section 4.7.

      "NET INCOME" means net income of the Company before taxes determined in accordance with GAAP on a basis consistent with the Financial Statements except that it shall be calculated without taking into account (a) amortization of any goodwill arising as a result of the transactions contemplated by this Agreement, and (b) any expenses allocated by Buyer to the Company for administrative functions performed by Buyer for the Company after the Closing that do not replace administrative functions previously performed by the Company; provided that Buyer will use reasonable methods for allocating expenses for administrative functions to the Company.

      "NOTES" has the meaning set forth in Section 2.2(a).

      "ORDER" means any writ, decree, order, judgment, injunction, rule, ruling, Lien, voting right, consent of or by a Governmental Entity.

      "ORDINARY COURSE OF BUSINESS" means the ordinary course of the operations of the Company consistent with past practices since the earliest time covered by the Financial Statements.

      "OTHER FILINGS" has the meaning set forth in Section 6.1.

      "PERCENTAGE INTEREST" means, for each Selling Stockholder, the ratio expressed as a percentage of the number of Shares held by such Selling Stockholder to the aggregate Shares held by all Selling Stockholders.

      "PERMITTED LIENS" has the meaning set forth in Section 4.17.

      "PERSON" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity.

      "POLICY" means any Contract that insures (a) the Company's properties, plant and equipment for loss or damage, or (b) the Company or its officers, directors, employees or agents against any liabilities, losses or damages (or lost profits) for any reason or purpose.

      "PROJECTIONS" has the meaning set forth in Section 4.24.

      "PROTECTED AREA" means any jurisdiction in the United States in which Buyer, the Company, or any Affiliate of either of them, conducts or conducted, as the case may be, Company Activities at any time during the period beginning August 1, 2003 and ending on the fifth anniversary of the Closing Date.

      "PURCHASE PRICE" means the consideration payable by Buyer as provided in
Section 2.2.

      "PURCHASE PRICE ADJUSTMENT AMOUNT" has the meaning set forth in Section 2.3(b).

      "RCRA" means the Resource Conservation and Recovery Act of 1976, as amended.

      "REGISTERED SHARES" has the meaning set forth in Section 6.1(b)(i).

      "REGISTRATION STATEMENT" has the meaning set forth in Section 6.1.

      "SEC" means the Securities and Exchange Commission.

      "SEC FILINGS" has the meaning set forth in Section 5.7.

      "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

      "SELLING STOCKHOLDERS" has the meaning set forth in the first paragraph of this Agreement.

      "SELLING STOCKHOLDERS INDEMNIFIED COSTS" means (a) all Selling Stockholders Indemnified Representation Costs, and (b) any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs, and expenses (including court costs and reasonable legal fees and expenses incurred in investigating and preparing for any litigation or proceeding) that any of the Selling Stockholders Indemnified Parties incurs and that arise out of any breach by Buyer of any of the covenants or agreements under this Agreement or any other Transaction Documents.

      "SELLING STOCKHOLDERS INDEMNIFIED PARTIES" means each of the Selling Stockholders and each Affiliate of the Selling Stockholders.

      "SELLING STOCKHOLDERS INDEMNIFIED REPRESENTATION COSTS" means any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs, and expenses (including court costs and reasonable legal fees and expenses incurred in investigating and preparing for any litigation or proceeding) that any of the Selling Stockholders Indemnified Parties incurs and that arise out of any breach or default by Buyer of any of its representations or warranties under this Agreement or any agreement or document executed in connection herewith.

      "SHARES" has the meaning set forth in the recitals.

      "SUBSIDIARY" or "SUBSIDIARIES" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

      "TAX" (or "TAXES") means (a) any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding on amounts paid by the Company, payroll, employment, excise, production, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and/or any penalty, addition to tax or additional amount imposed by any taxing authority, (b) any liability of the Company for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated or consolidated group or arrangement whereby liability of the Company for the payment of such amounts was determined or taken into account with reference to the liability of any other person for any period and (c) liability of the Company with respect to the payment of any amounts of the type described in clause (a) or (b) as a result of any express or implied obligation to indemnify any other person.

      "TAX RETURN" means any return, declaration, report, statement, estimate, information return and statement required to be filed by or with respect to the Company in respect of any Taxes, including, without limitation, (a) any consolidated federal income Tax return in which the Company is included and (b) any state, local or foreign income Tax returns filed on a consolidated, combined or unitary basis (for purposes of determining tax liability) in which the Company is included.

      "THIRD PARTY CLAIM" has the meaning set forth in Section 7.3.

      "TRANSACTION DOCUMENTS" means this Agreement, the Escrow Agreement, the Notes, the Employment Agreements and all other documents to be executed by any of the Selling Stockholders or Buyer in connection with the consummation of the transactions contemplated in this Agreement.